Exhibit 99.1

RESIGNATION OF MANAGING DIRECTOR & CEO

Paringa Resources Limited (“Paringa” or “Company”) (ASX: PNL) advises that Mr. Egan Antill, Managing Director and Chief Executive Officer, will resign from his executive and Board roles effective 31 March 2020. The Board would like to thank Mr. Antill for his service to the Company and wishes him well on his future endeavours.

For further information, contact:

Greg Swan
Company Secretary
gswan@paringaresources.com

This announcement has been authorised for release by the Company’s Company Secretary, Mr. Gregory Swan.